Exhibit 99.1

The Partnership will issue 39,585,000 LP Units at a price of C$15.55 per unit, for aggregate gross proceeds of approximately C$616 million, including approximately 4,085,000 LP Units that Brookfield Asset Management Inc. (together with its affiliates “Brookfield”) has agreed to purchase, for gross proceeds of approximately C$64 million. Closing of the offering is expected to occur on or about November 6, 2009.

Brookfield and the Partnership have also granted the underwriters an option (the “Over-allotment Option”), exercisable at any time up to November 27, 2009, to purchase up to an additional 5,325,000 LP Units (the “Additional LP Units”) for additional gross proceeds of up to approximately C$83 million. If the underwriters elect to purchase Additional LP Units, the underwriters will first offer to purchase LP Units issued to Brookfield under the public offering, and will purchase the balance of the Additional LP Units, if any, from the Partnership.

Subject to the approval of holders of outstanding LP Units, Brookfield, which currently holds securities exchangeable for approximately 40% of the LP Units, on a fully exchanged basis, intends to purchase, in the aggregate, approximately US$435 million of securities from Brookfield Infrastructure. If Brookfield does not sell any LP Units to the underwriters pursuant to the Over-allotment Option and it purchases, in the aggregate, approximately US$435 million of securities from Brookfield Infrastructure Brookfield will increase its effective interest in the Partnership to approximately 43%.